May 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Majulah Investment, Inc.– SEC Commission File No. 333-218806
Application for Withdrawal of Majulah Investment Inc.’s Post-Effective Amendment No. 1, (the “Amendment”) filed on March 29, 2018 under the Registration Statement on Form S-1 (File No. 333- 218806).

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Majulah Investment, Inc., (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission, (the “Commission”) withdraw, effective as of the date of this request, the Company’s Post-Effective Amendment No. 1 filed on March 29, 2018 to the Company’s Registration Statement on Form S-1, (File No. 333-218806), (the “Registration Statement’) originally filed with the Commission on June 16, 2017 and declared effective on December 27, 2017.

After discussion with Staff, the Company has decided to withdraw the Amendment on the grounds that its Registration Statement was filed with the Commission pursuant to Rule 457(o) which does not allow for an increase in price per share that exceeds the maximum aggregate offering price. No securities have been sold under the Amendment.

Should you have any questions with respect to the foregoing, please feel free to contact Thomas DeNunzio of V Financial Group, LLC, our consultant, at (401) 641-0405.

Very truly yours,

MAJULAH INVESTMENT, INC.

By: /s/ Ding Jie Lin
Name: Ding Jie Lin
Title: Chief Executive Officer Date: May 17, 2018

cc: Thomas DeNunzio

V Financial Group, LLC